# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INDIVIOR PLC, CIK 0001625297
CUSIP: G4766E116
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 234 BATH ROAD, SLOUGH, BERKSHIRE, United Kingdom (X0), SL1 4EE
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000895421-24-000092
Filed by CIK 0000895421

## Reporting persons
- Morgan Stanley: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,662,845; sole dispositive power 0; shared dispositive power 4,665,206; aggregate amount beneficially owned 4,665,206 (3.7% of the class)
  Comment: As of the date hereof, Morgan Stanley has ceased to be the beneficial owner of more than five percent of the class of securities.
- Morgan Stanley & Co. International plc: type of reporting person: broker-dealer (BD), non-U.S. institution (FI), corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 3,972,198; sole dispositive power 0; shared dispositive power 3,972,198; aggregate amount beneficially owned 3,972,198 (3.2% of the class)
  Comment: As of the date hereof, Morgan Stanley & Co. International plc has ceased to be the beneficial owner of more than five percent of the class of securities.

## Item 1. Issuer
Name of issuer: INDIVIOR PLC
Address of issuer's principal executive offices: 234 BATH ROAD, SLOUGH, BERKSHIRE, X0, SL1 4EE

## Item 2. Person Filing
Name of person filing: 1: Morgan Stanley 2: Morgan Stanley & Co. International plc
Address of principal business office or, if none, residence: 1: 1585 Broadway, New York, NY 10036 ;2: 25 Cabot Square Canary Wharf, London, E14 4QA, United Kingdom
Citizenship: 1: Delaware 2: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to? a broker or dealer registered under section 15 of the Act (15 U.S.C. 78o) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: 3.7
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to? a broker or dealer registered under section 15 of the Act (15 U.S.C. 78o) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

* In Accordance with the Securities and Exchange Commission Release
No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the "MS Reporting Units") of Morgan
Stanley and its subsidiaries and affiliates (collectively, "MS"). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS
Reporting Units in accordance with the Release.

## Exhibits
EXHIBIT NO. EXHIBITS
------------------ ------------------------------------

99.1 Joint Filing Agreement

99.2 Item 7 Information

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

## Signatures
- Morgan Stanley: Chris O'Hara, Authorized Signatory, Morgan Stanley (05/06/2025)
- Morgan Stanley & Co. International plc: David Lindsay, Authorized Signatory, Morgan Stanley & Co. International plc (05/06/2025)